Sol Boards, Inc.

Related Party Agreements

Company is party to multiple agreements and transactions with various shareholders and directors, or entities controlled by such shareholders and directors. Following are brief summaries of what Company management believes to be the most material of such agreements and transactions:

Microcast Technologies Corp./Fuschetti. Company has entered into an exclusive long term manufacturing agreement with Microcast Technologies Corp. ("MTC"). Company has a long term Note Payable to MTC totaling approximately $647,000 plus interest, and has entered into a Forbearance Agreement with MTC, including two amendments, for deferral of approximately $647,000 plus interest (with attached warrants) reflected on the Company's Capitalization table and balance sheet. Additionally, the Company is currently negotiating a services agreement with MTC, which, if entered into, would provide for MTC to be the Company's sole service provider for warranty and other issues with the Company's board products. A key executive and part owner of MTC is Dean Fuschetti, a member of Company's board of directors.

Don Wildman. Don Wildman is a material shareholder of the Company. Company has a long term note payable to Don Wildman with a current outstanding balance of approximately $410,833 plus interest (with attached warrants).

John Wildman. John Wildman, the Company's Chief Executive Office, is the son of Don Wildman, a material shareholder of, and lender to the Company.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales and leases of certain products (including, without limitation, the GolfBoard product), which will have a dilutive effect on shareholders of Company. Further, the Company has reached an agreement with Mr. Hamilton to forbear and extend the payment of certain of such amounts, and for all or a portion of such amounts to be paid to Mr. Hamilton from the proceeds of the Offering

GBL. Company has entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse), Star Faraon, and Laird Hamilton, all of whom are currently directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing. The terms of the "Factoring Agreement" were to provide capital to finance Demo and Trial board programs. Company plans, if sufficient funds are raised through the offering (which is not guaranteed), to pay all outstanding amounts due under the Factoring Agreement and terminate the "Factoring Agreement." Company has secured financing from an unrelated third party introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

GBL Purchase Rights. In negotiating previous investments (or Microcast Technologies Corp.'s investment in the case of Dean Fuschetti), Dean Fuschetti and Don Wildman have negotiated for themselves and Laird Hamilton, the right to purchase from Paul Hodge and Nova Hodge (through their respective trusts), up to fifty percent (50%) of the ownership interests in GB Leasing Capital, LLC (see disclosure below related to GB Leasing Capital, LLC's business relationship with Company).

Ivy Venture Partners. The Company has engaged James Williams and Ali Fakhari of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity (and James Williams and Ali Fakhari, individually) is and are partnered with Laird Hamilton on two other unrelated business ventures, Laird Apparel and XPTLIFE. James Williams also provides general business advice and guidance to Laird Hamilton. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, Laird Superfood. See discussion of Mr. Hamilton above.

Additional Shareholder Loans. In addition to the transactions disclosed above, several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet